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[LOGO]  THE ASSOCIATES

NEWS

Media:  Fred Stern         Investors:   Dianne Douglas
        972 652-4042                    972 652-7294
         Fredrick_stern@afcc.com         Dianne_douglas@afcc.com

THE ASSOCIATES CALLS FORD SPIN-OFF PLAN POSITIVE

     DALLAS, October 8, 1997 -- Associates First Capital
Corporation (The Associates) today said that Ford Motor Company's plan to spin off its 80.7% interest in The Associates to Ford shareholders is a positive development.

     "We believe the planned spinoff gives us the opportunity, as a premier growth company, to pursue our business strategies as a stand-alone entity," said Keith W. Hughes, chairman and chief executive officer of The Associates. "We view this as a positive development because we will be able to fund our growth and pursue acquisition opportunities with greater flexibility. This is a natural step for our corporation."

     The spinoff involves 279.5 million shares of common stock in The Associates, currently valued at approximately $17.5 billion. The spinoff is subject to receipt of a ruling from the Internal Revenue Service that the transaction would be tax-free to Ford and its shareholders.

     "We have enjoyed our eight-year association with Ford and have achieved many significant milestones under Ford's ownership. We are eager to build on these successes, especially our demonstrated ability to create value for shareholders," Mr. Hughes continued. "As we continue to grow all our lines of business around the world we will remain focused on performance, which will enhance the company's value for shareholders, customers and employees."

     The Associates, founded in 1918, was purchased by Ford in 1989. In May 1996, The Associates completed an initial public offering of 19.3% of its common stock.

     Associates First Capital Corporation (NYSE: AFS), based in Dallas, is a leading, diversified finance company providing consumer and commercial finance, leasing and related services through 2,220 offices in the U.S. and internationally. It had managed assets of more than $55 billion at June 30, 1997.